Exhibit 99.(h)(5)

November 13, 2006

ALPS Fund Services, Inc.

Attn:  Jeremy May

1625 Broadway, Suite 2200

Denver , Colorado 80202

RE:                                                                              Termination of Administration Agreement dated August 28, 2003 and the March 22, 2005 First Amendment to the Administration Agreement dated August 28, 2003

Dear Jeremy,

This Notice is provided to ALPS Fund Services, Inc., as provided for in the Administration Agreement dated August 28, 2003, and the First Amendment to the Administration Agreement (“Agreements”), with your organization regarding the American Freedom Funds (the “Funds”).  The Funds had no shareholders and thus closed as of October 20, 2006.  This letter is to serve as notice of termination of the Agreements as of October 23, 2006.

Should you have any question regarding this matter, please contact me at 303.623.2577.

Sincerely,

/s/ Erin E. Douglas
Erin E. Douglas
Secretary